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Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Cumberland Resources Ltd.
Commission File Number: 333-141229
Date: April 27, 2007

AGNICO-EAGLE MINES LIMITED News Release
Stock Symbol: AEM (NYSE and TSX)	For further information: David Smith; VP, Investor Relations (416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS STRONG QUARTERLY CASH FLOWS AND EARNINGS; 23% INCREASE IN GOLD RESERVES WITH SUCCESSFUL OFFER FOR CUMBERLAND RESOURCES

Toronto (April 26, 2007) — Agnico-Eagle Mines Limited today reported first quarter earnings of $24.9 million, or $0.21 per share and first quarter cash provided by operating activities of $56.1 million. This compares to net earnings of $37.2 million, or $0.35 per share, and cash provided by operating activities of $19.7 million, in the first quarter of 2006.

Although cash provided by operating activities saw a significant increase of $36.4 million in the first quarter of 2007, net earnings were lower than in the first quarter of 2006, which included an after tax gain of $15.4 million, or $0.15 per share, from the sale of marketable securities.

The first quarter 2007 earnings were also adversely affected by a non-cash derivative loss of $6.1 million, or $0.05 per share. This loss was due to the derivative position put in place to effectively extinguish the gold hedge position held by Cumberland Resources Ltd.

With a 184% increase in operating cash flows in the first quarter of 2007, period over period, the Company's financial position remains strong with cash and cash equivalents of $427.6 million at March 31, 2007. The cash position was drawn down from $458.6 million at December 31, 2006, primarily to pay the annual dividend and expenditures related to the Cumberland transaction.

Payable gold production in the first quarter of 2007 was 58,588 ounces at total cash costs per ounce(1) of minus $332. This compares with payable gold production of 64,235 ounces at total cash costs per ounce of minus $241 in the first quarter of 2006.

(1)
Total cash costs per ounce is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see Note 1 to the financial statements at the end of this news release

Payable gold production for the first quarter of 2007 was slightly lower than the same period in the prior year largely due to an expected reduction in gold grade (down 9% period over period) during the quarter. The reduction in total cash costs per ounce in the first quarter of 2007 is mainly due to higher byproduct metals prices prevailing during the period.

2007 highlights to date include:

  •
  Record gold reserves of 15.4 million ounces, an increase of 23% over the December 2006 level, as a result of the successful acquisition of Cumberland

  •
  A 184% increase in cash provided by operating activities to $56.1 million

  •
  Strong earnings of $24.9 million, or $0.21 per share

  •
  Low total cash costs per ounce at LaRonde of minus $332

  •
  A record 26 consecutive months without a lost time accident underground at LaRonde

"With another strong quarter of cash flows and earnings, and the recent success of our offer for Cumberland, Agnico-Eagle remains solidly positioned to deliver significant growth in gold output and gold reserves, while still maintaining our low political risk profile, strong balance sheet and significant exploration upside." said Sean Boyd, Vice-Chairman and Chief Executive Officer. "Over the next 24 months, we anticipate gold reserves at our existing projects to grow from the current 15.4 million ounces to 18 to 20 million ounces. By 2010, we anticipate our annual gold production to expand by five times to over 1.2 million ounces, with five new gold mines in production." added Mr. Boyd.

Shareholders' Meeting Tomorrow

The Company will host its Annual and Special Meeting of Shareholders on Friday, April 27, 2007 at 11:00 a.m. (E.S.T.) at the King Edward Hotel, 37 King St. E., in Toronto, Canada. Management will review the Company's financial results for the first quarter 2007 and provide an update of its exploration and development activities.

  Via Telephone:

  To listen on the telephone, please dial (416) 644-3414 or 1 (800) 733-7571 toll free, at least five minutes before the scheduled start of the presentation.

  Via Webcast:

  Additionally, a live audio webcast of the presentation will be available on the Company's website homepage at www.agnico-eagle.com. The webcast along with presentation slides will be archived for 180 days on the website.

  Replay archive:

  The access phone number for the archived audio replay is 1 (877) 289-8525, passcode 21225741#. It will be available from Friday, April 27, 2007 at 1:00 pm until Saturday, May 5, 2007 at 11:59pm.

Gold Reserves at Record Level

At year end 2006, the Company's gold reserves totaled 12.5 million ounces, an increase of 19% over 2005 levels. Subsequently, Agnico-Eagle successfully acquired control of Cumberland adding a further 2.9 million ounces from its Meadowbank gold project, or 23%, in the process bringing total gold reserves to 15.4 million ounces, a level amongst the highest in the intermediate gold sector.

In 2007 and 2008, it is expected that the overall gold reserve figure for Agnico-Eagle will continue to grow as the Company continues to convert its resource to reserves. The Company's overall gold reserve target, from its current projects, is now 18 million to 20 million ounces by the end of 2008.

Additionally, Agnico-Eagle's proven and probable byproduct reserves currently total approximately 105 million ounces of silver, 730,000 tonnes of zinc and 111,000 tonnes of copper.

LaRonde Mine — Strong Performance Continues

The LaRonde mine processed an average of 7,461 tonnes of ore per day in the first quarter of 2007, compared with an average of 7,350 tonnes per day in the corresponding period of 2006. LaRonde has now been operating at an average of approximately 7,300 tonnes per day for over three years, continuing to demonstrate the reliability of this world class mine.

Minesite costs per tonne(2) were C$64 in the first quarter, as expected. These costs are higher than the C$57 per tonne experienced in the first quarter of 2006. The increase in costs were primarily a result of accelerated lateral development and industry-wide cost escalation for inputs including fuel, reagents, steel, and cement.

(2)
Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see Note 1 to the financial statements

Minesite costs per tonne are expected to be approximately C$63 for the full year 2007, two percent higher than 2006 due to expected cost escalation as mentioned above, offset somewhat by lower reagent consumption in the mill due to improvements in the copper-zinc circuit. Second half 2007 minesite costs are expected to decrease somewhat as the benefit of the accelerated development achieved over the past several quarters is realized.

On a per ounce basis, net of byproduct credits, LaRonde's total cash costs per ounce remained very low by industry standards, at minus $332 in the first quarter. This compares favourably with the results of the first quarter of 2006 when total cash costs per ounce were minus $241. The main reason for the decrease in total cash costs per ounce is the significantly higher byproduct metal prices realized in 2007.

As previously disclosed, LaRonde's full year 2007 production forecast remains at an estimated 240,000 ounces of gold, 4.7 million ounces of silver, 76,000 tonnes of zinc, and 8,700 tonnes of copper. Total cash costs per ounce of gold production for the year are expected to be significantly less than nil, at current byproduct metal prices.

Cash Position Remains Strong, Despite Large Investments in Gold Growth

Cash and cash equivalents declined to $427.6 million at March 31, 2007 from the December 31, 2006 balance of $458.6 million, as the strong cash generating performance from the LaRonde mine largely funded capital investments of $63.0 million at the Company's development projects. The Company incurred approximately $18 million in transaction costs related to the Cumberland acquisition and paid $13.4 million in dividends as well. The Company was proud to pay a cash dividend for the 25th consecutive year.

Acquiring control of Cumberland has added approximately $100 million to the cash and equivalents balance of Agnico-Eagle bringing the current balance to approximately $525 million. The Company maintains substantially undrawn bank lines of $300 million.

During the quarter, Agnico-Eagle added $56.1 million of cash provided by operating activities. Major capital expenditures in the quarter included $20.0 million on the construction of Goldex, $19.1 million at Kittila, $11.0 million on the extension at LaRonde and $4.5 million at Lapa.

For the full year 2007, capital expenditures are expected to total over $400 million as the Company takes control of the construction program at Meadowbank. Additionally, a construction decision is anticipated to be made on the Pinos Altos project mid-year, which would increase the expected 2007 capital expenditures.

With a large cash balance, strong cash flows, no long term debt, and excellent financial flexibility, Agnico-Eagle is well funded for the development and exploration of its pipeline of gold projects in Canada, Finland and Mexico.

Four New Gold Mines Under Construction, Board Decision on Pinos Altos Mid-Year

A detailed review of the Company's exploration activities and recent exploration results is scheduled for early May 2007. Agnico-Eagle is undertaking its largest ever exploration program in 2007 with expenditures expected to total approximately $40 million.

At the 100% owned Goldex mine project in northwestern Quebec, Agnico-Eagle commenced construction in July 2005. Proven and probable reserves of 1.7 million ounces of gold (22.9 million tonnes grading 2.3 grams per tonne) are estimated to be sufficient for a ten year mine life with annual production averaging 170,000 ounces at total cash costs of approximately $225 per ounce. First gold production is expected in the second quarter of 2008.

The construction of the surface facilities is advancing well with the mechanical installation of the production hoist completed. The production shaft had reached a depth of 435 metres at the end of March 2007, towards a final planned depth of 857 metres. Approximately 55,000 tonnes of ore were extracted and stockpiled on surface in the quarter. The total proven reserves in the surface stockpile now stand at approximately 156,000 tonnes, grading 1.9 grams per tonne.

Construction commenced at the 100% owned Kittila mine project in northern Finland in the second quarter of 2006 with first production expected in the second half of 2008. The project is expected to produce an average of 150,000 ounces of gold per year at total cash costs of approximately $250 per ounce, over an estimated 13 year mine life. Kittila has probable gold reserves of 2.6 million ounces (16.0 million tonnes grading 5.1 grams per tonne).

Surface overburden stripping for the open pits is well advanced with approximately 230,000 cubic metres removed to date. Approximately 1.3 million tonnes of waste rock has been excavated as well. Much of this rock will be used in road and tailings dam construction. The underground decline had advanced approximately 600 metres by the end of March 2007.

At the 100% owned Lapa mine project in northwestern Quebec the final phase of construction commenced in the second quarter of 2006. Probable gold reserves of 1.2 million ounces (3.9 million tonnes grading 9.1 grams per tonne) are expected to support estimated annual production of 125,000 ounces per year at total cash costs per ounce of approximately $210. Gold production at Lapa is expected to begin in the late fourth quarter of 2008.

The shaft at Lapa reached a depth of 1,148 metres below surface at March 31, 2007, towards the currently planned depth of 1,370 metres, expected to be completed by the third quarter of 2007. The development of the underground shaft stations continues as planned, and lateral development is anticipated to begin in the fourth quarter of 2007. Construction of the surface service facilities is underway and the ordering of the major capital equipment is well advanced.

At the 100% owned LaRonde mine in northwestern Quebec, construction commenced in the second quarter of 2006 on the infrastructure extension at depth (previously referred to as the LaRonde II project). Proven and probable reserves of 5.2 million ounces (35.6 million tonnes grading 4.5 grams per tonne) are expected to support a mine life through 2020. Annual gold production post-2011, when the deeper ore is mined, is anticipated to average 320,000 ounces at total cash costs per ounce of approximately $230.

The focus during the quarter continues to be on underground infrastructure construction and detailed engineering. Excavations and foundations for the winze sinking hoist are complete and mechanical installation has begun.

At the 100% owned Pinos Altos mine project in northern Mexico, the property has probable gold reserves of 1.8 million ounces (18.6 million tonnes grading 3.1 grams per tonne). Additionally, the property contains a large silver reserve of over 55 million ounces (18.6 million tonnes grading 92.8 grams per tonne). The feasibility study has been completed, and a Board decision regarding production is expected by the middle of this year. Gold and silver production at Pinos Altos could begin in the first half of 2009.

Construction of the permanent camp is progressing as expected. The construction of a 2,800 metre underground exploration ramp commenced in March 2007, while construction of a 900 metre airstrip is nearing completion.

With the recent increase in the share ownership in Cumberland (now 81.1%), and the acquisition of the remainder expected in the near term, Agnico-Eagle is advancing on Cumberland's 100% owned Meadowbank project immediately. Meadowbank has proven and probable gold reserves of 2.9 million ounces (21.3 million tonnes grading 4.2 grams per tonne). With a large additional gold resource, the deposit remains open for expansion. First gold production is expected at Meadowbank in early 2010.

The exploration focus on Meadowbank during 2007 will be resource to reserve conversion in the vicinity of the open pit reserves, and resource exploration around the Goose South and Goose Island zones. Further grassroots exploration and diamond drilling will be performed on the large property position, largely to the north of the existing resource.

Hiring of senior staff, road construction, detailed engineering and sourcing and acquisition of major capital equipment are ongoing.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

Forward-Looking Statements

        The information in this press release has been prepared as at April 26, 2007. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, the words "anticipate", "expect", "estimate", "forecast", "planned", "projected" and similar expressions are intended to identify forward-looking statements or information.

        Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production and sales; estimates of mine life; estimates of future mining costs, total cash costs per ounce, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company's minesites; statements and information regarding the sufficiency of the Company's cash resources; statements and information relating to the Company's bid for Cumberland; other statements and information regarding anticipated trends with respect to the Company's capital resources and results of operations; and statements regarding the benefits of the Company's acquisition of Cumberland. Such statements and information reflect the Company's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such statements and information. Such risks include, but are not limited to: the Company's dependence on the LaRonde mine, the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's byproduct metal derivative strategies. Moreover the acquisition of Cumberland involves risks and uncertainties relating to acquisitions, including, without limitation: problems may arise with the ability to successfully integrate the businesses of Agnico-Eagle and Cumberland; Agnico-Eagle may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this document, see Company's Annual Report on Form 20-F for the year ended December 31, 2006, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

        Without limiting the foregoing, certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

Note to Investors Regarding the Use of Non-GAAP Financial Measures

        This press release presents estimates of future "total cash cost per ounce" and "minesite cost per tonne" that are not recognized measures under United States generally accepted accounting principles ("US GAAP"). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at the applicable projects and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure. A reconciliation of the Company's total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company's historical results of operations is set forth in the notes to the financial statements attached hereto and in the Company's Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission.

Detailed Mineral Reserve and Resource Data

        Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. Further information regarding the Company's mineral reserve and mineral resource estimates (other than in respect of the Meadowbank mine project) can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2006 filed with Canadian securities regulators and with the United States Securities and Exchange Commission on March 30, 2007. Marc Legault, Agnico-Eagle's Vice President, Project Development, a qualified person for the purposes of the Canadian Securities Administrators' National Instrument 43-101, is the qualified person that supervised the preparation of the material that forms the basis for the disclosure of scientific and technical information set out in this press release.

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000's oz.)	Tonnes (000's)
Proven Mineral Reserve
LaRonde	2.76	80.96	0.36	4.06	513	5,779
Goldex	2.25				7	97
Bousquet	6.30				17	86

Subtotal Proven Mineral Reserve	2.80				537	5,962

Probable Mineral Reserve
LaRonde	4.83	35.73	0.30	1.66	4,638	29,863
Kittilä	5.08				2,616	16,022
Pinos Altos	3.07	92.77			1,837	18,608
Lapa	9.08				1,152	3,944
Goldex	2.29				1,682	22,813

Subtotal Probable Mineral Reserve	4.06				11,924	91,250

Total Proven and Probable Mineral Reserves	3.99				12,462	97,213

  Meadowbank Project — Reserves

        Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)

Category	Tonnes	Grade (g/t)	Ounces
Proven	3,020,000	4.8	470,000
Probable	18,300,000	4.1	2,420,000

Proven & Probable	21,320,000	4.2	2,890,000

        Notes: Meadowbank open pit mineral reserves (Q4/2005) have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, is the independent Qualified Person responsible for preparation of stated reserves. To the best of Agnico-Eagle's knowledge, the Cumberland estimate is relevant and reliable. A 95% mining recovery and contact dilution has been applied. Reserves are a subset of Measured and Indicated Resources. Grade rounded to nearest 0.1 g/t. Numbers may not add due to rounding. Further information regarding the mineral reserve and mineral resource estimates regarding the Meadowbank mine project can be found in Cumberland's Annual Information Form for the year ended December 31, 2006 filed with Canadian securities regulators on March 30, 2007.

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted, unaudited)

	Three months ended March 31,
	2007		2006
Income and cash flows
LaRonde Division
Revenues from mining operations		$100,730		$90,581
Production costs		36,178		33,187

Gross profit (exclusive of amortization shown below)		$64,552		$57,394
Amortization		6,928		5,997

Gross profit		$57,624		$51,397

Net income for the period		$24,922		$37,190
Net income per share (basic)		$0.21		$0.35
Net income per share (diluted)		$0.20		$0.34
Cash provided by operating activities		$56,066		$19,711
Cash used in investing activities		$(79,294)		$(31,206)
Cash provided by (used in) financing activities		$(10,663)		$45,456
Weighted average number of common shares outstanding — basic (in thousands)		121,159		106,127
Tonnes of ore milled		671,484		661,528
Head grades:
Gold (grams per tonne)		3.00		3.30
Silver (grams per tonne)		84.40		77.00
Zinc		3.71%		3.79%
Copper		0.39%		0.41%
Recovery rates:
Gold		90.66%		91.91%
Silver		87.40%		86.50%
Zinc		85.30%		86.70%
Copper		84.80%		83.80%
Payable production:
Gold (ounces)		58,588		64,235
Silver (ounces in thousands)		1,397		1,227
Zinc (tonnes)		17,944		18,462
Copper (tonnes)		1,990		2,053
Payable metal sold:
Gold (ounces)		56,758		69,677
Silver (ounces in thousands)		1,624		1,190
Zinc (tonnes)		17,767		18,179
Copper (tonnes)		1,978		2,038
Realized prices:
Gold (per ounce)		$669		$611
Silver (per ounce)		$13.82		$10.83
Zinc (per tonne)		$2,798		$2,640
Copper (per tonne)		$6,090		$5,812
Total cash costs (per ounce):
Production costs		$617		$517
Less: Net byproduct revenues		(1,071)		(748)
Inventory adjustments		126		(8)
Accretion expense and other		(4)		(2)

Total cash costs per ounce(3)		$(332)		$(241)

Minesite costs per tonne milled C$(3)	C$	64	C$	57

(3)
Total cash costs (per ounce) and minesite costs per tonne milled are non-GAAP measures. For a reconciliation of these measures to the financial statements, see note 1 to these financial statements.

AGNICO-EAGLE MINES LIMITED
COMPARATIVE CONDENSED FINANCIAL INFORMATION
(thousands of United States dollars, unaudited)

	As at March 31, 2007	As at December 31, 2006
ASSETS
Current
Cash and cash equivalents	$427,615	$458,617
Metals awaiting settlement	75,180	84,987
Inventories:
Ore stockpiles	3,932	2,330
Concentrates	4,855	3,794
Supplies	10,970	11,152
Fair value of derivative financial instruments	10,152	—
Other current assets	67,314	61,953

Total current assets	600,018	622,833
Other assets	14,561	7,737
Future income and mining tax assets	6,141	31,059
Property, plant and mine development	914,737	859,859

	$1,535,457	$1,521,488

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$35,594	$42,538
Dividends payable	647	15,166
Income taxes payable	17,422	14,231

Total current liabilities	53,663	71,935

Reclamation provision and other liabilities	26,922	27,457

Future income and mining tax liabilities	167,356	169,691

Shareholders' equity
Common shares
Authorized — unlimited
Issued — 121,209,748 (December 31, 2006 — 121,025,635)	1,235,422	1,230,654
Stock options	10,255	5,884
Warrants	15,717	15,723
Contributed surplus	15,128	15,128
Retained earnings	23,450	3,015
Accumulated other comprehensive loss	(12,456)	(17,999)

Total shareholders' equity	1,287,516	1,252,405

	$1,535,457	$1,521,488

AGNICO-EAGLE MINES LIMITED
COMPARATIVE CONDENSED FINANCIAL INFORMATION
(thousands of United States dollars except share and per share amounts, unaudited)

	Three months ended March 31,
	2007	2006
REVENUES
Revenues from mining operations	$100,730	$90,581
Interest and sundry income	5,274	1,480
Gain on sale of available-for-sale securities	1,865	21,574

	107,869	113,635
COSTS AND EXPENSES
Production	36,178	33,187
Loss on derivative financial instruments	6,128	7,431
Exploration and corporate development	5,829	5,517
Equity loss in junior exploration companies	—	84
Amortization	6,928	5,997
General and administrative	9,053	5,544
Provincial capital tax	1,062	553
Interest	751	1,357
Foreign currency loss (gain)	(1,267)	1,868

Income before income, mining and federal capital taxes	43,207	52,097
Federal capital tax	—	204
Income and mining tax expense	18,285	14,703

Net income for the period	$24,922	$37,190

Net income per share — basic	$0.21	$0.35

Net income per share — diluted	$0.20	$0.34

Weighted average number of shares outstanding (in thousands)
Basic	121,159	106,127
Diluted	125,649	108,598

AGNICO-EAGLE MINES LIMITED
COMPARATIVE CONDENSED FINANCIAL INFORMATION
(thousands of United States dollars, unaudited)

	Three months ended March 31,
	2007	2006
Operating activities
Net income for the period	$24,922	$37,190
Add (deduct) items not affecting cash:
Amortization	6,928	5,997
Future income and mining taxes	16,329	11,702
Unrealized loss on derivative contracts	5,723	6,683
Gain on sale of available-for-sale securities	(1,864)	(21,574)
Amortization of deferred costs and other	4,449	1,854
Changes in non-cash working capital balances
Metals awaiting settlement	9,807	(8,908)
Income taxes payable	3,191	3,289
Other taxes recoverable	3,169	3,986
Inventories	(2,591)	(2,151)
Other current assets	(7,053)	(2,905)
Accounts payable and accrued liabilities	(6,944)	(13,209)
Interest payable	—	(2,243)

Cash provided by operating activities	56,066	19,711

Investing activities
Additions to property, plant and mine development	(62,974)	(20,975)
Acquisition, investments and other	(16,320)	(10,231)

Cash used in investing activities	(79,294)	(31,206)

Financing activities
Dividends paid	(13,406)	(3,166)
Short-term debt	—	3,264
Proceeds from common shares issued	2,743	45,358

Cash provided by (used in) financing activities	(10,663)	45,456

Effect of exchange rate changes on cash and cash equivalents	2,889	(34)

Net increase in cash and cash equivalents during the period	(31,002)	33,927
Cash and cash equivalents, beginning of period	458,617	120,982

Cash and cash equivalents, end of period	$427,615	$154,909

Other operating cash flow information:
Interest paid during the period	$589	$4,681

Income, mining and capital taxes paid during the period	$25	$484

Note 1:    Reconciliation of Total Cash Costs Per Ounce and Minesite Costs Per Tonne

	Three months ended March 31,
(thousands of US dollars, except where noted)
	2007	2006
Cost of production per Consolidated Statements of Income	$36,178	$33,187
Adjustments:
Byproduct revenues	(62,744)	(48,039)
Inventory adjustment(i)	7,400	(504)
Non-cash reclamation provision	(263)	(105)

Cash operating costs	$(19,429)	$(15,461)

Gold production (ounces)	58,588	64,235

Total cash costs per ounce(ii)	$(332)	$(241)

	Three months ended March 31,
(thousands of dollars, except where noted)
	2007		2006
Cost of production per Consolidated Statements of Income		$36,178		$33,187
Adjustments:
Inventory adjustments(iii)		1,001		110
Non-cash reclamation provision		(263)		(105)

Minesite operating costs (US$)		$36,916		$33,192

Minesite operating costs (C$)		$42,682		$38,005

Tonnes of ore milled (000's tonnes)		672		662

Minesite costs per tonne (C$)(iv)	C$	64	C$	57

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting costs of production as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and non-cash reclamation provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting cost of production as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and non-cash reclamation provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

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AGNICO-EAGLE REPORTS STRONG QUARTERLY CASH FLOWS AND EARNINGS; 23% INCREASE IN GOLD RESERVES WITH SUCCESSFUL OFFER FOR CUMBERLAND RESOURCES
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted, unaudited)
AGNICO-EAGLE MINES LIMITED COMPARATIVE CONDENSED FINANCIAL INFORMATION (thousands of United States dollars, unaudited)
AGNICO-EAGLE MINES LIMITED COMPARATIVE CONDENSED FINANCIAL INFORMATION (thousands of United States dollars except share and per share amounts, unaudited)
AGNICO-EAGLE MINES LIMITED COMPARATIVE CONDENSED FINANCIAL INFORMATION (thousands of United States dollars, unaudited)